Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
September 22, 2009	NYSE: SLW

SILVER WHEATON CLOSES ACQUISITION OF SILVER PRODUCTION FROM BARRICK GOLD CORPORATION

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) is pleased to announce that it has closed the previously announced purchase from Barrick Gold Corporation (“Barrick”) of the equivalent of 25% of the life of mine silver production from its Pascua-Lama project, as well as the equivalent of 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013.  Silver Wheaton will pay to Barrick a total upfront cash deposit of US$625 million, of which US$212.5 million was paid upon today’s closing, with three further deposits of US$137.5 million due on the first, second and third anniversaries.  Silver Wheaton will also make ongoing cash payments for each ounce of silver delivered under the agreement equal to the lesser of US$3.90 (subject to a one percent annual adjustment commencing three years after project completion at Pascua-Lama) and the prevailing market price.

FINANCING THE ACQUISITION

To pay the initial upfront cash deposit of US$212.5 million, Silver Wheaton used cash on hand and funds temporarily drawn against its revolving debt facility.  Upon closing a recently announced US$250 million bought deal equity financing, expected by September 30, 2009 (see press release dated September 8, 2009), the revolving debt facility is anticipated to be repaid in full and Silver Wheaton expects to have approximately US$140 million cash on hand.  The remaining upfront cash deposits of US$137.5 million per annum, for the next three years, are forecast to be financed by operating cash flows with no debt drawdown anticipated.

ABOUT PASCUA-LAMA

Pascua-Lama straddles the border of Chile and Argentina and is one of the largest silver deposits in the world.  It hosts 718 million ounces of contained silver within Barrick’s reported proven and probable gold reserves, with an additional 88 million ounces of contained silver within Barrick’s reported measured and indicated gold resources.  As reported in a Barrick press release dated May 7, 2009, expected average annual silver production in the first full five years is approximately 35 million ounces.  Anticipated total cash costs over this period are US$20-$50 per ounce of gold which would make Pascua-Lama one of the lowest cost gold mines in the world.  Pascua-Lama is a long-life asset with an expected mine life in excess of 25 years. Key construction permits and environmental approvals have been received and construction is underway.  Commissioning of the mine is expected in late 2012 with production commencing in early 2013.

ABOUT SILVER WHEATON

Silver Wheaton is the largest silver streaming company in the world.  Including the Barrick transaction, forecast 2009 sales are 16 to 18 million ounces of silver and 17,000 ounces of gold, for total sales of 17 to 19 million silver equivalent ounces, growing to approximately 39 million ounces of silver and 20,000 ounces of gold, for total sales of approximately 40 million silver equivalent ounces, by 2013.

Mr. Randy V.J. Smallwood, P.Eng., Silver Wheaton’s Executive Vice President of Corporate Development, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities,  changes in project parameters as plans continue to be refined, timing of funding the upfront cash payments, both the initial payment and the following three annual payments payable to Barrick in connection with the silver purchase agreement, and completion of construction of the Pascua-Lama project, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C..  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com